GOODSPRINGS DEVELOPMENT CORPORATION
2305 Pleasure Dr.
Reno, Nevada 89509

775 825 0719

28 April, 2006

Greg Kennedy, President
Entourage Mining Ltd.
614 – 475 Howe St
Vancouver, B.C. V6C2B3

Dear Greg:

This letter will confirm our recent telephone conversation regarding a modification of the property payment schedule for the Black Warrior project, Esmeralda County, Nevada. In order to facilitate Entourage’s exploration effort on the property, Goodsprings will allow entourage to make the 2006 property payment of $20,000 in four equal installments. The first installment of $5,000 will be due on June 1, 2006, the second on September 1, the third on December 1, and the fourth on March 1, 2007. The Agreement’s provision requiring Entourage to make all BLM and county payments to Goodsprings by July 1 of each year remain unchanged.

Sincerely,

/s/ “Ken Brook”

Ken Brook, President